September 9, 2022

VIA EDGAR

U.S Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C 20549

RE: ONEOK Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-13643

Ladies and Gentlemen:

ONEOK, Inc, an Oklahoma corporation (the “Company”, “we” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 29, 2022 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 Form 10-K”).

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), we request confidential treatment for portions of our response to Staff comments 2, 4 and 5 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked with “[CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552, as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

For the convenience of the Staff, the comments from the Comment Letter are repeated herein, and our responses are set forth immediately below such comments.

Form 10-K filed March 1, 2022

1.

We note that you provided more expansive disclosure in your 2021-2022 Corporate Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021-2022 Corporate Sustainability Report.

Response:

Our Corporate Sustainability Report (“CSR”) is a voluntary report with a broad audience of stakeholders in mind. The range of topics we discuss in our CSR is not responsive to SEC disclosure requirements but rather are informed by, among other items, various environmental, social and governance (“ESG”) frameworks, discussions with stakeholders, and our review of the ESG disclosures of other public companies, including our peers.

In contrast, the information provided in our SEC filings is specifically responsive to applicable federal laws, rules and regulations, including SEC disclosure requirements. With respect to our 2021 Form 10-K, we followed the SEC’s rules and regulations applicable to the information we included therein. We considered whether to voluntarily include additional climate-related disclosures that would neither be required by Regulations S-K and S-X, nor would be necessary to make any of the statements in that filing not misleading; however, we decided that including additional disclosures would make the filing unnecessarily longer and would not provide the majority of our investors with information that is responsive to their core areas of interests with respect to our business.

We will continue to monitor and evaluate whether inclusion of disclosure regarding any ESG matters, including those relating to climate change, may be warranted in our future SEC filings.

2.

We note your disclosure on page 7 stating that there are “several potential pathways toward achieving [y]our emissions reduction target,” including the electrification of certain natural gas compression assets. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the last three years and for any future periods as part of your response.

Response:

We did not have any dedicated capital expenditures specifically for climate-related projects for the years ended December 31, 2021, 2020 and 2019, nor do we anticipate any dedicated capital expenditures for the year ended December 31, 2022. However, certain of our capital projects include operational improvements that inherently improve our emissions-profile. The electrification of certain natural gas compression assets is an example of this type of project. Investment in compression reliability in our Natural Gas Pipelines segment benefits our shippers while allowing us to remain competitive. These investments are typically recoverable through regulatory approval of transportation rate changes. These electrification projects may have the added benefit of reducing our GHG emissions. We do not consider these projects to be specifically climate-related, as any climate-related benefits are ancillary to our strategy of increasing reliability. Our forecasted 2023 capital expenditures dedicated to climate-related projects is currently expected to be less than [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] of total capital expenditures. As a result, we concluded that providing additional detailed disclosure was not necessary for the historical periods or with respect to our current 2022 and future 2023 projections.

Historically, we have disclosed material capital projects in the “Recent Developments” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in our SEC reports covering the period when approval is obtained. To the extent that approved future capital expenditures are material, we will provide appropriate disclosure in accordance with applicable disclosure requirements.

3.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as

•	increased demand for goods that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	increased demand for generation and transmission of energy from alternative energy sources.

Response:

We respectfully note that we have addressed the indirect consequences that climate-related regulation and business trends may have on our company, and we believe those disclosures provide appropriate specificity for investors, so as to identify risks without inundating readers with details that could obfuscate the core consequences being discussed. These disclosures can be found in Item 1A: Risk Factors and Item 1: Business.

Specifically, we disclose the potential future risks of these indirect consequences in our Item 1A: Risk Factor disclosures on pages 23 and 24 of our 2021 Form 10-K under the following headings:

•

Increasing attention to ESG matters, including climate change, may impact our business (which includes disclosure that changes in regulatory policies, public sentiment or widespread adoption of technologies that aim to address climate change may result in a reduction in the demand for hydrocarbon products, restrictions on their use or increased use of renewable energy, which could reduce the demand for our services, impact our business, results of operations, financial positions and cash flows); and

•	We may be subject to physical and financial risks associated with climate change.

Further, indirect consequences of climate-related regulation or business trends impacting demand and competition are disclosed in Item 1, Business on page 15 and 16 under the headings “Supply and Demand” and “Competition,” respectively. For example, we disclose that supply for each of our segments depends on crude oil and natural gas drilling and production activities, which are driven by, among other things, the demand for each of these products from end users.

We acknowledge the Staff’s comment and will continue to monitor the indirect consequences of climate-related regulation and business trends and provide appropriate additional disclosure, if material.

4.

We note your disclosure on page 24 of your Form 10-K regarding the impact of the physical risks associated with climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:

•	quantification of weather-related damages to your property or operations, including any damages as a result of weather events such as Winter Storm Uri;

•	potential for indirect weather-related impacts that have affected or may affect your major suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K, as applicable.

Response:

We did not have any property insurance claims in connection with Winter Storm Uri. Our only weather-related property insurance claim for the periods covered by the 2021 Form 10-K was due to a flood in 2019, with damages totaling approximately [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million. Any other weather-related property damages were less than our property insurance deductible, which ranged from [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million to [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million during the periods covered by the 2021 Form 10-K. Accordingly, we do not consider these damages to be material to our financial position or results of operations.

With respect to weather-related impacts to our results of operations, any material impact that weather events had on our segments’ results of operations are disclosed in our Financial Results and Operating Information section of MD&A. For example, on page 41 of the 2021 Form 10-K for our Natural Gas Liquids segment, we discuss the negative impact of Winter Storm Uri on exchange services due primarily to decreased volumes and higher electricity costs. In addition, indirect weather-related impacts that have affected or may affect our major suppliers are discussed page 15 under the heading “Seasonality” within Item 1: Business. For example, we disclose power interruptions and inaccessible well sites as a result of severe storms or freeze-offs, a phenomenon where water produced from natural gas freezes at the wellhead or within the gathering system, may cause a temporary interruption in the flow of natural gas and NGLs, which occurred during Winter Storm Uri, as described above.

We have not experienced material impacts on the availability or the cost of insurance coverage. Regarding availability, we have been able to obtain coverage for all desired commonly insured hazards in our industry during the time periods covered in the 2021 Form 10-K. Regarding costs, for the years ended December 31, 2021, 2020 and 2019, premiums paid for property insurance coverage were [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million, [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million, and [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million, respectively, for coverage of [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] billion, [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] billion and [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] billion, respectively, with a [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] million increase in deductible from 2020 to 2021. Our property premiums increased during the periods covered by our 2021 Form 10-K due primarily to the growth of our operations, overall global market conditions and worldwide losses in the market, a portion of which were weather related. Given the small percentage our insurance costs represent of our total operating costs ($900.4 million in 2021), we do not consider these amounts or increases material for disclosure.

We acknowledge the Staff’s comment and confirm that in future filings, we will continue to disclose the impact of any physical effects of climate change on our operations and results, if material.

5.

We note disclosure on pages 16-18 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and your expectations for future periods.

Response:

Our compliance costs related to climate change are due principally to the EPA New Source Performance Standards Subpart OOOOa regulations and the EPA’s Greenhouse Gas Reporting Program, which requires annual reporting of GHG emissions. For the years ended December 31, 2021, 2020 and 2019, our compliance costs related to these rules were significantly less than [CONFIDENTIAL TREATMENT REQUESTED BY ONEOK, INC. PURSUANT TO RULE 83] of “Operations and Maintenance” expenses set forth on our Consolidated Statement of Income in our 2021 Form 10-K and we expect similar levels in future periods related to these existing regulations.

We also disclose on page 17 of our 2021 Form 10-K that future government legislation and/or regulation on the federal, state or regional levels may require us to limit our greenhouse gas emissions associated with our operations, pay additional taxes or purchase allowances for certain emissions. However, we also disclose that we cannot predict precisely what form these future regulations will take or the impact on our capital expenditures and results of operations. We further address this risk in our Item 1A: Risk Factor disclosures on pages 23, 28 and 29 of our 2021 Form 10-K under the following headings:

•

Increasing attention to ESG matters, including climate change, may impact our business (which includes references to proposed new climate change disclosure requirements and the fact that we may face increased costs associated with compliance with those requirements);

•	Our business is subject to regulatory oversight and potential penalties;

•	We may face significant costs to comply with the regulation of GHG emissions; and

•

Our operations are subject to federal and state laws and regulations relating to the protection of the environment, which may expose us to significant costs and liabilities. Increased litigation challenging oil and gas development and changes to laws, regulations and policies could impact adversely our business.

We acknowledge the Staff’s comment and confirm that in future filings, we will disclose compliance costs related to climate change, if material.

6.

Please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Response:

We have not engaged in any purchase or sale of carbon credits or offsets for the periods covered by our 2021 Form 10-K. We confirm that in future filings, we will continue to disclose the effects of purchases or sales of carbon credits or offsets on our business, financial condition and results of operations, if material.

Please contact me at (918) 588-7944 if you need clarification or additional information.

Sincerely,

/s/ Walter S. Hulse III
Walter S. Hulse III

Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development